North America Structured Investments
24 month EFA capped BREN

Overview

May  be  appropriate  for  investors anticipating a moderate appreciation in the
Fund over the term of the notes. The notes offer the opportunity to enhance Fund returns through leverage within the specified range and, additionally, the notes can  outperform  a  direct  investment  in  the Fund in down market scenarios by virtue  of the Buffer Amount. In exchange, investors should be willing to accept a  maximum  return  under  the notes. Any payment on the notes is subject to the credit risk of JPMorgan Chase and Co.

Summary of Terms

Issuer:                  JPMorgan Chase and Co.
Minimum Denomination:    $1,000
Fund:                    iShares MSCI EAFE ETF
Upside Leverage Factor:  1.75
Maximum Total Return:    15%-19%*
Buffer Amount:           10%
Final Share Price:       The Fund closing level on the Observation Date
Initial Share Price:     The Fund closing level on the Pricing Date
Pricing Date:            January 27, 2015
Observation Date:        January 30, 2015
Maturity Date:           January 31, 2017
CUSIP:                   48127D4Q8
Preliminary Term Sheet:  http://sp. jpmorgan.
 com/document/cusip/48127D4Q8/doctype/Product_Termsheet/document. pdf

For  information  about  the  estimated value of the notes, which likely will be lower than the price you paid for the notes, see the hyperlink above.

Return Profile

If  the  Final  Share  Price  is  greater than the Initial Share Price, you will receive  a  cash  payment  that  provides you with a return per $1,000 principal amount  note  equal to the Fund return multiplied by the Upside Leverage Factor, subject to the Maximum Total Return on the notes.

If  the Final Share Price is equal to or less than the Initial Share Price by up to  the  Buffer  Amount,  you will receive the principal amount of your notes at maturity.  If the Fund declines from the Initial Share Price by greater than the
Buffer  Amount, you will lose 1% of the principal amount of your notes for every
1% that the Fund has declined beyond the Buffer Amount.

*  To  be  determined on the Pricing Date, but not less than 15% or greater than
19%

**  Reflects  a  Maximum  Total  Return  of  15%  for illustrative purposes. The hypothetical  returns  and  hypothetical payments on the Notes shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be  associated with any sale in the secondary market. If these fees and expenses were  included,  the  hypothetical returns and hypothetical payments shown above would likely be lower

Hypothetical Returns on the Notes at Maturity**

Hypothetical     Hypothetical Note       Hypothetical
Fund Return      Return                  Payment at
                                         Maturity
80.00%           15.00%                  $1,150.00
50.00%           15.00%                  $1,150.00
40.00%           15.00%                  $1,150.00
15.00%           15.00%                  $1,150.00
10.00%           15.00%                  $1,150.00
8.57%            15.00%                  $1,150.00
5.00%            8.75%                   $1,087.50
0.00%            0.00%                   $1,000.00
-10.00%          0.00%                   $1,000.00
-15.00%          -5.00%                  $950.00
-30.00%          -20.00%                 $800.00
-40.00%          -30.00%                 $700.00
-100.00%         -90.00%                 $100.00

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_
 structured_investments@jpmorgan.com

North America Structured Investments
24 month EFA capped BREN

Selected Benefits
[] Diversified exposure to international equity markets through the iShares MSCI
EAFE ETF.
[] Provides enhanced or leveraged equity returns, subject to the Maximum Total
Return at maturity.
[] You are entitled to repayment of principal in full at maturity, even if the
Fund declines by up to the Buffer Amount.
[] Minimum denomination of $1,000 and integral multiples in excess thereof.
[] Potential for Long Term Capital Gains tax treatment if held longer than one year.

Selected Risks
[] Your investment in the notes may result in a loss.
[] Payment on the notes at maturity is subject to our credit risk. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of our creditworthiness.
[] Your maximum gain on the notes is limited to the Maximum Total Return.
[] If the Fund declines from its initial level by more than 10%, you could lose up to $900 for each $1,000 note.
[] No interest payments, dividend payments or voting rights.
[] The tax consequences of the notes may be uncertain. You should consult your tax advisor regarding the U. S. federal income tax consequences of an investment in the notes.

Selected Risks (continued)
[] JPMS's estimated value is not determined by references to our credit spreads for our conventional fixed rate debt.
[] JPMS's estimated value does not represent future values and may differ from others' estimates.
[] The value of the notes, which may be reflected in customer account statements, may be higher than JPMS's current estimated value for a limited time period.
[] Lack of liquidity: J. P. Morgan Securities LLC, acting as agent for the
Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which
JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
[] Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J. P. Morgan or its affiliates could result in substantial returns for J. P. Morgan and its affiliates while the value of the notes decline.

The  risks identified above are not exhaustive. Please see "Risk Factors" in the applicable  product  supplement  and  "Selected  R  isk  Considerations"  in the applicable term sheet for additional information.

Disclaimer

SEC Legend: JPMorgan Chase and Co. has filed a registration statement (including a  prospectus)  with  the SEC for any offerings to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and  the  other  documents relating to this offering that JPMorgan Chase and Co.
has  filed  with  the SEC for more complete information about JPMorgan Chase and
Co.  and  this  offering.  You  may get these documents without cost by visiting
EDGAR  on  the  SEC Web site at www. sec. gov. Alternatively, JPMorgan Chase and
Co. , any agent or any dealer participating in the this offering will arrange to send  you  the  prospectus and each prospectus supplement as well as any product
supplement   and   term   sheet   if  you  so  request  by  calling  toll  -free
1-866-535-9248.

IRS  Circular  230  Disclosure: JPMorgan Chase and Co. and its affiliates do not provide  tax  advice. Accordingly, any discussion of U. S. tax matters contained herein  (including  any  attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone  unaffiliated  with  JPMorgan Chase and Co. of any of the matters address herein or for the purpose of avoiding U. S. tax-related penalties.

Investment  suitability  must  be determined individually for each investor, and the  financial  instruments  described  herein  may  not  be  suitable  for  all investors.  This information is not intended to provide and should not be relied upon  as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J. P. Morgan Research Departments.

J.P.    Morgan    Structured   Investments   |   1   800   576   3529   |   jpm_
structured_investments@jpmorgan.com